EXHIBIT 99.1

 Immediate Release: NR 11- 9

HIGH GOLD-SILVER GRADES CONTINUE
FOR THE ZOE DISCOVERY AT CERRO MORO

Vancouver, B.C., May 31, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is pleased to announce that high grade gold-silver results continue to be returned from drilling on the Zoe discovery at Cerro Moro in Santa Cruz Province, Argentina.

Assay highlights include:

MD1220 intersected 8.00 metres (“m”) at 8.4 grams per tonne (“g/t”) gold + 1,332 g/t silver (35.0 g/t gold equivalent*), including 4.15 m at 15.2 g/t gold + 2,419 g/t silver (63.6 g/t gold equivalent*).

MD1234 intersected 2.00 mat 36.3 g/t gold + 1,858 g/t silver (73.5 g/t gold equivalent*), including 0.90 m at 63.5 g/t gold + 3,135 g/t silver (126.2 g/t gold equivalent*).

MD1253 intersected 2.00 mat 37.0 g/t gold + 1,924 g/t silver (75.5 g/t gold equivalent*), including 0.90 mat 80.4 g/t gold + 4,023 g/t silver (160.9 g/t gold equivalent*).

A total of 34 diamond drill holes now define the Zoe structure over a strike length of approximately 1.5 kilometres (“km”). One km of the trend exhibits strongly anomalous to high-grade gold-silver mineralization that is peripheral to a central, bonanza grade zone. Drilling to date on the central zone has traced significant mineralization to a vertical depth of 240 m.

Fernando Chacon, Extorre’s Cerro Moro project manager stated “Relatively shallow drill holes (200–300 m deep) are stepping out in 160 m increments to locate and orientate the Zoe structure along strike. As with the Martina and Escondida Far West zones located west of Zoe, we are finding the near surface mineralization is generally significantly lower grade than what is found at depth.We will therefore begin step back drilling to test for high grade mineralization at more favourable depths.

“As the deeper drilling is slower, management is considering moving two drill rigs to Cerro Moro from Extorre’s Puntudo project, located approximately 220 km to the west. This move is tentatively planned for mid-June, when the western Patagonia winter makes drilling productivity at that site a very marginal economic proposition.”

Of the 34 holes completed to date at the Zoe discovery, 22 have now been publicly released, 4 have returned non-significant results, and 8 are in the system for logging, sample preparation and assaying. New significant results from 9 holes are detailed in the following table.

Significant drilling results from the Zoe Vein(at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1220	159.35	167.35	8.00	8.4	1,332	35.0	1.02
including	159.65	163.80	4.15	15.2	2,419	63.6	1.84
and	160.55	161.42	0.87	49.0	5,589	160.8	4.66
MD1234	192.30	194.30	2.00	36.3	1,858	73.5	2.13
including	192.80	193.70	0.90	63.5	3,135	126.2	3.66
MD1242	254.35	258.00	3.65	7.1	300	13.1	0.38
including	255.62	256.06	0.44	50.3	1,585	82.0	2.38

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1244	263.00	265.10	2.10	6.6	292	12.4	0.36
including	264.00	264.45	0.45	27.4	1,018	47.8	1.39
MD1252	190.52	191.36	0.84	1.2	152	4.2	0.12
MD1253#	211.00	213.00	2.00	37.0	1,924	75.5	2.19
including	211.60	212.50	0.90	80.4	4,023	160.9	4.67
MD1255	288.50	291.48	2.98	5.0	382	12.6	0.37
including	289.80	290.30	0.50	18.4	1,351	45.4	1.32
MD1263	173.58	176.00	2.42	4.2	279	9.8	0.28
including	174.00	174.50	1.00	6.8	448	15.8	0.46
MD1269	201.70	204.92	3.22	1.1	83	2.8	0.08
including	201.70	202.0	0.30	5.1	599	17.1	0.50

* Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

# Note: The interval 212.10 to 212.50 m in drill hole MD1253 assayed above the 1,000 g/t silver limit, however insufficient sample was available for an additional gravimetric finish to determine the actual result. For this news release the value has been assumed to be 1,000 g/t silver (the final result is expected within a week).

Four drill rigs are operating at Cerro Moro, three at the Zoe discovery and one on other new targets and/or potential extensions to known mineralization. Assays from the other drill sites will be released as available.

Two links are embedded in this news release – a location plan of the Zoe target and a longitudinal section showing the drill hole array.

Quality Control and Assurance

Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise approximately $26 million in cash and a suite of exploration properties that includes the Cerro Morro, Cerro Puntudo and Don Sixto projects in Argentina.

In addition to the four rigs at Cerro Moro, two rigs are operating at Extorre’s 100% owned Cerro Puntudo project. Cerro Puntudo is immediately south of the Joaquin silver discovery owned by Coeur d’Alene Mines and Mirasol Resources.

On April 19, 2010, Extorre announced a NI 43-101 compliant mineral resource estimate for Cerro Moro:

Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (612,000 oz. gold equivalent**), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (390,000 oz. gold equivalent**)

The 612,000 ounce gold equivalent** indicated resource, has an average grade of 32.3 g/t gold equivalent**, a grade considered exceptional by industry standards. The silver contribution is high, accounting for over 40% of the metal value. Additional inferred resources of 390,000 ounces gold equivalent** are also reported from Cerro Moro.

Extorre released the results of a preliminary economic assessment (“PEA”) of the Cerro Moro project on October 19, 2010. The PEA highlighted the robust economics of a future mine expected to produce an average of 133,500 gold equivalent** ounces annually during the first 5 years of operations. The cash cost per ounce (gold equivalent**) is estimated to be US$ 201 per ounce. Project CAPEX has been estimated at US$ 131 million (of which 21% is a VAT that is refundable after production commences). The project economics were calculated using gold and silver prices of US$ 950/ounce and US$ 16/ounce, respectively.

Extorre received approval of its Environmental Impact Assessment report on May 16, 2011. This approval represents a significant milestone in the development process for a mine at Cerro Moro.

** Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PFS, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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